UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number 001-42254

Rezolve AI plc

(Translation of registrant’s name into English)

21 Sackville Street,

London, W1S 3DN

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

EXPLANATORY NOTE

Reward Acquisition

On February 10, 2026, Rezolve AI plc (the “Company”) announced the acquisition (the “Reward Acquisition”) of all of the issued share capital of Reward Loyalty UK Limited ("Reward"), a private company limited by shares incorporated and registered in England and Wales, pursuant to a sale and purchase agreement (the “Purchase Agreement”) with the shareholders listed on Schedule 1 thereto and Peter West. Reward had issued share capital of £1,870,723.53 divided into 1,564,179 ordinary shares of £1.00 each, 287,968 A ordinary shares of £1.00 each, 276,700 B ordinary shares of £0.01 each, 200,800 C ordinary shares of £0.01 each and 1,380,153 D ordinary shares of £0.01 each (together the "Sale Shares"). The Purchase Agreement contained customary representations, warranties, covenants deliverables for closing, which occurred on February 10, 2026. Additionally, the Purchase Agreement contains a number of indemnities and undertakings, including for leakage in respect of certain financial and tax liabilities in respect of the period from January 31, 2026 to the closing date.

The initial purchase price for the Reward Acquisition was approximately $230.0 million in cash (the "Purchase Price") as provided below and subject to certain adjustments as described in further detail in the Purchase Agreement. At the closing, the Company paid the Purchase Price to the Paying Agent (as defined in the Purchase Agreement) for distribution, net of the completion accounts adjustment retention amount of $3.0 million, the warranty retention amount of approximately $28.0 million, the D share acquisition retention amount of approximately $0.124 million and D share disposal retention amount of approximately $0.350 million and after discharging Reward's outstanding indebtedness to HSBC Innovation Bank Limited and certain shareholders. The Purchase Price is subject to adjustment for the closing date completion accounts, which adjusts the Purchase Price for net indebtedness and working capital determined as of the closing date.

The foregoing description of the Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, which will be filed as an exhibit to the Company’s Annual Report on Form 20-F to be filed for the fiscal year ending December 31, 2025.

Daniel Wagner, the Chief Executive Officer and a Director of the Company, previously served as a director of Reward. Prior to the execution of the Purchase Agreement, Mr. Wagner resigned from the board of Reward and did not participate in Reward's evaluation, negotiation or approval of the Reward Acquisition. Mr. Wagner did not hold any shares of Reward at the time the Purchase Agreement was executed or at the closing of the Reward Acquisition. Accordingly, the Reward Acquisition did not constitute a related party transaction under applicable securities laws or the Company’s governance policies.

On February 10, 2026, the Company issued a press release announcing the Reward Acquisition. A copy of the press release is furnished as Exhibit 99.1 to this Report on Form 6-K and is incorporated herein by reference.

Other than the press release included as Exhibit 99.1 to this Report (which is furnished and not filed), the information included in this Report on Form 6-K (including Exhibit 10.1) is hereby incorporated by reference into the Company’s Registration Statements on Forms F-3 (File Nos. 333-290523, File No. 333-290639, File No. 333-291842 and File No. 333-292302) and Form S-8 (File No. 333-284174 and File No. 333-292308) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this Report on Form 6-K is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.	Description

99.1	Press Release dated February 10, 2026.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: February 12, 2026

By:	/s/ Daniel Wagner
Name:	Daniel Wagner
Title:	Chief Executive Officer and Chairman